UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 2, 2021, Spotify USA Inc. (the “Issuer”), a wholly owned subsidiary of Spotify Technology S.A. (the “Company”), issued $1,500 million principal amount of its 0% Exchangeable Senior Notes due 2026 (the “Notes”). The Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of March 2, 2021, among the Issuer, the Company, as guarantor, and U.S. Bank National Association, as trustee (the “Trustee”). Pursuant to the purchase agreement among the Issuer, the Company and the initial purchasers of the Notes, the Issuer granted the initial purchasers an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $200 million principal amount of Notes. The Notes issued on March 2, 2021 include $200 million principal amount of Notes issued pursuant to the full exercise by the initial purchasers of such option.

The Notes will be the Issuer’s senior, unsecured obligations and will be (i) equal in right of payment with the Issuer’s future senior, unsecured indebtedness; (ii) senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries. The Notes will be fully and unconditionally guaranteed, on a senior, unsecured basis, by the Company.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. However, special interest and additional interest may accrue on the Notes at a rate per annum not exceeding 0.50% upon the occurrence of certain events relating to the failure to file certain reports with the U.S. Securities and Exchange Commission or to remove certain restrictive legends from the Notes. The Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. Before December 15, 2025, noteholders will have the right to exchange their Notes only upon the occurrence of certain events. From and after December 15, 2025, noteholders may exchange their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Issuer will settle exchanges by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of the Company, at the Issuer’s election. The initial exchange rate is 1.9410 ordinary shares of the Company per $1,000 principal amount of Notes, which represents an initial exchange price of approximately $515.20 per ordinary share. The exchange rate and exchange price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the exchange rate will, in certain circumstances, be increased for a specified period of time.

The notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes. The Notes will be redeemable, in whole or in part (subject to certain limitations), at the Issuer’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of the Company exceeds 130% of the exchange price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and (ii) the trading day immediately before the date the Issuer sends such notice. In addition, the Issuer will have the right to redeem all, but not less than all, of the Notes if certain changes in tax law occur. The redemption price for any Notes called for redemption will be a cash amount equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, to, but excluding, the redemption date. Calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the exchange rate applicable to the exchange of that Note will be increased in certain circumstances if it is exchanged after it is called for redemption.

If certain corporate events that constitute a “Fundamental Change” (as defined in the Indenture) occur, then, subject to a limited exception for certain cash mergers, noteholders may require the Issuer to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s ordinary shares.

The Notes will have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Issuer’s failure to send certain notices under the Indenture within specified periods of time; (iii) the failure by the Issuer or the Company to comply with certain covenants in the Indenture relating to the ability of the Issuer or the Company to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company or the Company, as applicable, and its subsidiaries, taken as a whole, to another person; (iv) a default by the Issuer or the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) certain defaults by the Issuer, the Company or any of their respective significant subsidiaries with respect to indebtedness for borrowed money of at least $250,000,000; (vi) certain events of bankruptcy, insolvency and reorganization involving the Issuer, the Company or any of their respective significant subsidiaries; and (vii) the guarantee of the Notes ceases to be in full force and effect or the Company denies or disaffirms its obligations under its guarantee of the Notes.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Issuer or the Company (and not solely with respect to a significant subsidiary of the Issuer or the Company) occurs, then the principal amount of, and all accrued and unpaid interest, if any, on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Issuer, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, by notice to the Issuer and the Trustee, may declare the principal amount of, and all accrued and unpaid interest, if any, on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Issuer may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 365 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Notes.

The above description of the Indenture and the Notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the Notes are furnished as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K, and the above summary is qualified by reference to the terms of the Indenture and the Notes set forth in such exhibits.

Additionally, on February 24, 2021 the Company issued a press release announcing the offering of the Notes and on February 26, 2021 the Company issued a press release announcing the pricing of the offering of Notes. Copies of the press releases are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture, dated as of March 2, 2021, among Spotify USA Inc., Spotify Technology S.A. and U.S. Bank National Association, as trustee

4.2	Form of certificate representing the 0% Exchangeable Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1).

99.1	Press release, dated February 24, 2021, issued by Spotify Technology S.A.

99.2	Press release, dated February 26, 2021, issued by Spotify Technology S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.
Date: March 2, 2021	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer